

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2024

Charles H. R. Bracken
Chief Financial Officer
Liberty Global Ltd.
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

      Re: Liberty Global Ltd.
          Form 10-K for the Year Ended December 31, 2023
          Filed February 15, 2024
          Form 8-K filed May 1, 2024
          File No. 001-35961

Dear Charles H. R. Bracken:

    We have reviewed your filing and have the following comments.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Note 19. Segment Reporting , page II-116

1.   We note that Central and Other is not listed as a reportable segment, rather it is defined as a category and appears to include intercompany and corporate functions as well as a business unit. As such, please tell us your consideration of the guidance in ASC 280-10-50-1 through 50-5 for the identification of your operating segments and/or reportable segments. Please note that if your Central and Other category is presented under ASC 280-10-50-15, it does not represent a reportable segment and should be excluded from the reportable segment total.

2.   We note the presentation of Total Adjusted EBITDA in the reconciliation on page II-119 does not appear to comply with ASC 280-10-50-30(b) as the inclusion of Adjusted EBITDA for Central and Other in the total does not appear to represent the total of the reportable segments' measure of profit or loss. As such, Total Adjusted EBITDA would represent a non-GAAP measure which is specifically prohibited in your financial

statement footnotes by Item 10(e)(1)(ii)(c) of Regulation S-K. Furthermore, the total of your reportable segments' measure of profit or loss should be reconciled to consolidated net income/(loss) before income taxes. Accordingly, please revise your presentation of your reportable segments' measure of profit or loss and the accompanying reconciliation to comply with ASC 280-10-50-30(b). To this end, please reverse the order of the reconciliation such that you start with the total of your segment measure of profit or loss and reconcile to consolidated net income on a pre-tax basis.

Form 8-K filed May 1, 2024

Exhibit 99.1
Glossary, page 21

3. We refer to your measure of Adjusted EBITDA less P&E additions. It is not clear to us how this measure provides any meaningful information for your investors. Please explain and tell us how you considered Questions 100.01 and 100.04 of the non-GAAP Compliance and Disclosure Interpretations.

4. We refer to your measure of Distributable Cash Flow. We note that the measure adjusts for "Other affiliate dividends" which "are funded by activities outside of their normal course of operations." As it appears this adjustment may have the effect of changing recognition and measurement principles required to be applied under GAAP, please explain in detail the nature of and reasons for this adjustment and why it does not result in the presentation of an individually tailored measure pursuant to Question 100.04 of the non-GAAP Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology